SALIENT MF TRUST

4265 San Felipe, Suite 800

Houston, Texas 77027

June 15, 2017

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

RE:	Salient MF Trust (the “Registrant”)
File No. 811-22678
Form N-CSR Certified Shareholder Report

Dear Mr. Eskildsen:

Pursuant to your request, this letter is in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on the Salient MF Trust’s Form N-CSR Certified Shareholder Report under the Investment Company Act of 1940, as amended, filed on March 9, 2017 with the Commission (Accession Number 0001193125-17-076370) (the “Shareholder Report”). Below is a summary of the comments regarding the Shareholder Report provided by the Staff via telephone to Richard F. Kerr and Britney E. Ryan of K&L Gates LLP on Thursday, May 18, 2017. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Shareholder Report.

All Funds Under the Form N-CSR

1.	Comment: The discussion of expense limitation agreements contained in Note 8 to the Financial Statements states that the “Each Fund’s investment advisor is permitted to recoup expenses that it has borne in later periods to the extent that the expenses for a Class of shares fall below the annual rate in effect at the time of the actual waiver/ reimbursement. The Funds are not obligated to reimburse such expenses beyond three years from the end of such year in which the advisor waived a fee or reimbursed an expense.” Please confirm that Registrant has performed an analysis under Statement of Financial Accounting Standards No. 5 (Accounting for Contingencies) (“FAS 5”) and determined that the amounts subject to reimbursement are not required to be reflected as liabilities in the Registrant’s financial statements. Please also confirm Registrant’s independent auditor reviewed the FAS 5 analysis conducted on the part of Registrant and agreed with the conclusion that no liability is required to be reflected in Registrant’s financial statements. Additionally, please confirm that any reimbursement by the fund is limited by any expensive waiver or limitation agreement currently in effect.

Response: Registrant so confirms.

U.S. Securities and Exchange Commission

June 15, 2017

Salient Adaptive Growth Fund and Salient Trend Fund

2.	Comment: In connection with future filings on Form N-CSR please disclose the financing rate for the total return swaps identified on the “Schedule of Investments” for each of Salient Adaptive Growth Fund and Salient Trend Fund.

Response: Registrant will evaluate the current disclosure with respect to the total return swaps in the Schedule of Investments and will consider modifying such disclosure, if deemed necessary by Registrant, in response to this comment. Additionally, Registrant will consider modifying the disclosure regarding Swap Agreements contained in the Notes to the Financial Statements in connection with future filings on Form N-CSR.

3.	Comment: In future filings on Form N-CSR please disclose in the Notes to the Financial Statements (Note 1) the amount and percentage of the assets of each of Salient Adaptive Growth Fund and Salient Trend Fund that are invested in each respective fund’s subsidiary. Additionally, in future financial statements filed on Form N-CSR please revise the Schedule of Investments to identify which investments of the applicable fund are held by the subsidiary.

Response: With respect to the requested revisions to the Notes to the Financial Statements, Registrant will make the requested changes in future filings on Form N-CSR. With respect to identifying which investments are held through the subsidiary on the Schedule of Investments, Registrant notes that such identification is present in the Shareholder Report and reflected by use of an asterisk designating investments shown on the Schedule of Investments along with an accompanying note stating that such assets are held by the subsidiary.

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No fees are required in connection with this filing. If you have any questions regarding the enclosed information, please contact me directly at (617) 261-3166.

Kind regards,

/s/ Richard F. Kerr, Esq.
Richard F. Kerr, Esq.

cc:	Paul Bachtold, Chief Compliance Officer, Forward Funds and Salient MF Trust
Jonathan W. DePriest, Esq., Salient Partners, L.P.
Barbara H. Tolle, Treasurer, Forward Funds and Salient MF Trust
George J. Zornada, Esq., K&L Gates LLP
Vilma DeVooght, Esq., ALPS Fund Services, Inc.